UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo's Leaf C-Most Digital Camera Back Completes Worldwide Rollout

Vancouver, BC, Canada (February 25, 2002) - Creo Inc. (NASDAQ, CREO; TSE: CRE) announces that the Leaf product group has completed the launch of the Leaf™ C-Most digital camera back and is selling commercially worldwide. "The photography market has been very receptive to the Leaf C-Most because of the excellent reputation of Leaf products and the affordability of the Leaf C-Most camera back," says Mark Rezzonico, vice president sales of Leaf America. "Ultimately it is the image quality that is creating the buzz in the industry. For the first time, a professional digital solution makes sense to the majority of imaging professionals." Yossi Sufrin, manager of Leaf Europe says, "The European market is embracing the Leaf C-Most with open arms. The Leaf C-Most demonstrates Leaf's focus on solutions for professional photographers."

The Leaf C-Most digital camera back is unique in the way it optimizes image quality, as well as its performance, ease of use and flexibility. Image quality and performance are achieved through high resolution of over 6 million effective pixels, 11.4-micron pixel size and a 14-bit high dynamic range. The Leaf C-Most back's compact design easily adapts to medium and large format cameras in the studio or on-location. Currently, the Leaf C-Most back connects to the Mamiya 645 AFD, Hasselblad, Mamiya RZ, Horseman DigiFlex II and a variety of large format cameras including Sinar, Toyo, Horseman, Linhof and others. During 2002 Leaf will release connectivity for additional cameras.

The Leaf C-Most back is the latest technological breakthrough from Leaf. This same product group pioneered the first high-end digital camera back for professional studio photography in 1992. The Leaf™ DCB set the de-facto standard by being the most commonly used camera back in the industry. In addition to the Leaf C-Most, Leaf products today include the Leaf premium line: the Leaf™ Volare, Leaf™ Cantare and Leaf™ Cantare XY digital camera backs.

See the Leaf C-Most demonstrated at IPEX 2002 at Creo stand #650, Hall 4, from April 9-17 in Birmingham, UK.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: February 25, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary